On February 29, 2000, the Board of Trustees approved the reorganization of Oppenheimer Main Street California Municipal Fund with and into Oppenheimer California Municipal Fund. Shareholders of Oppenheimer Main Street California Municipal Fund will be asked to approve a reorganization whereby shareholders would receive shares of Oppenheimer California Municipal Fund. If shareholder approval is received, it is expected that the reorganization will occur during the fourth quarter of calendar 2000.